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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                               (Amendment No.2)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Tescorp, Inc.
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                           (Name of Subject Company)


                                 Tescorp, Inc.
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                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $.02 per share
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                        (Title of Class of Securities)


                                  881584106
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                    ((CUSIP) Number of Class of Securities)


                               Jack S. Gray, Jr.
                     President and Chief Operating Officer
                                 Tescorp, Inc.
                        327 Congress Avenue, Suite 200
                              Austin, Texas 78701
                                (512) 476-2995
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      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                  Copies to:

                            Stephen T. Burdumy, Esq.
                Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 569-4646

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     This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated December 10, 1997 (the "Schedule 14D-9"), of Tescorp, Inc., a Texas corporation (the "Company"), filed in connection with the tender offer made by Tescorp Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Supercanal Holding S.A., an Argentine corporation, to purchase all outstanding shares of the Company's common stock, par value $.02 per share.

ITEM 4.
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     The sixth paragraph of Section (b) of Item 4 is hereby amended and restated in its entirety as follows:

          "On September 16, 1997, Supercanal and the Company signed the Original Merger Agreement in which they agreed that (i) a subsidiary of Supercanal (Acquisition) would purchase 10,790,000 shares of the Company Common Stock (which would be approximately 45% of the outstanding Common Stock) for $35,930,700 ($3.33 per share) and would purchase 6,750,000 shares of 8% Preferred Stock (which would be 30% of the outstanding 8% Preferred Stock) for $6,075,000 ($100 per share), (ii) shortly after completion of that stock purchase, Acquisition would make Tender Offers for all the outstanding Common Stock and 8% Preferred Stock for $4.50 per share and $144 per share plus an amount equal to accrued dividends, respectively, and (iii) if the Tender Offers resulted in Acquisition owning at least two-thirds of the outstanding Common Stock and two-thirds of the outstanding 8% Preferred Stock (which would enable the Supercanal subsidiary to approve the Merger between the Company and itself even if no other Stockholders voted in favor of the Merger), the Company and Acquisition would be merged in a transaction in which Supercanal would become the sole stockholder of the merged company and each holder who had not tendered his or her Shares would receive $4.50 per Common Share and $144, plus accrued dividends, per 8% Preferred Share, unless he or she sought to obtain appraisal of such Shares in accordance with Articles 5.11 through 5.13 of the TBCA. Since (i) the Company and Supercanal determined that the price necessary to purchase certain minority interests in joint ventures of the Company, as required by the Merger Agreement, had to be increased in order to assure that holders of such interests would sell such interests and (ii) Supercanal was only willing to pay, in the aggregate, a fixed amount in connection with all of its obligations under the Merger Agreement, the price to be paid to the Company's common shareholders was reduced from $4.53 per share to $4.50 per share and the price to be paid to holders of the 8% Preferred Stock was reduced from $144.96 per share to $144 per share to offset the increased cost of purchasing such minority interests. On September 15, 1997, the day prior to the date of execution of the Original Merger Agreement, the closing price for the Company's Common Stock, as reported on the NASDAQ SmallCap Market, was $3.375 per share. The 8% Preferred Stock is not publicly traded. Accordingly, the prices to be paid in the Tender Offers, even after being reduced from $4.53 to $4.50 per share of Common Stock and from $144.96 to $144 per share of 8% Preferred Stock, represented a premium of 33.3% and 44.0% in excess of the closing price of the Common Stock and the redemption price of the 8% Preferred Stock, respectively. The Company's Board of Directors deemed the premiums to be significant and concluded that the Tender Offers would enable the Company's stockholders to realize a price per Share significantly higher than the price per Share

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    such stockholders would be likely to realize through an open market sale of Shares in the absence of the Tender Offers."

    The ninth paragraph of Section (b) of Item 4 is hereby amended so that each term "company" therein is deleted and replaced with the following capitalized term: "Company"


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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

January 7, 1998

                                       /s/ Jack R. Crosby
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                                       Jack R. Crosby
                                       Chairman of the Board and
                                       Chief Executive Officer


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